Exhibit 99.1

INVITEL HOLDINGS A/S

Puskas Tivadar u. 8-10

H-2040 Budaors, Hungary

Phone (361) 801-1500 - Fax (361) 801-1501

FOR:	INVITEL HOLDINGS A/S

COMPANY
CONTACT:	Robert Bowker
Chief Financial Officer

Hungary:	(011) 361-801-1374

U.S.:	Peter T. Noone
General Counsel
(206) 654-0204

FOR IMMEDIATE RELEASE

INVITEL HOLDINGS A/S

ANNOUNCES DATE OF SHAREHOLDERS MEETING

NEW YORK – (BUSINESS WIRE) – June 12, 2009 – Invitel Holdings A/S (NYSE AMEX: IHO), the successor to Hungarian Telephone and Cable Corp, announced today that it will hold a shareholders meeting (the “Meeting”) on Tuesday, July 28, 2009 at 1:00 p.m., local time at the Company’ principal Hungarian offices located at Puskas Tivadar u. 8-10 in Budaors, Hungary H-2040. The Meeting will be an extraordinary general meeting in accordance with Danish law and the Company’s Articles of Association.

The purpose of the Meeting is to elect directors to serve until the Company’s Annual General Meeting in 2010 and to get a business update from the Company. The notice of the Meeting is attached.

The Company has set June 17, 2009 as the record date for determining the ADR holders of the Company’s American depositary shares (“ADSs”) entitled to receive a proxy to instruct the Depositary (Deutsche Bank Trust Company Americas) as to the exercise of the voting rights pertaining to the ordinary shares represented by their respective ADSs.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S, formerly Hungarian Telephone and Cable Corp., operating under the Invitel brand name, is the number one alternative and the second-largest fixed line telecommunications and broadband Internet Services Provider in the Republic of Hungary. In addition to delivering voice, data and Internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

Forward-Looking Statements

The information above includes forward-looking statements about Invitel Holdings A/S and its subsidiaries. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Invitel Holdings A/S from time to time in its filings with the U.S. Securities and Exchange Commission. As a result of these factors, Invitel Holdings A/S’s actual results may differ materially from those indicated or implied by such forward-looking statements.